Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 17, 2019
TO THE PROSPECTUS DATED APRIL 11, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 11, 2019, as supplemented by Supplement No. 1 dated April 11, 2019, Supplement No. 2 dated May 2, 2019, Supplement No. 3 dated May 17, 2019, Supplement No. 4 dated June 3, 2019, Supplement No. 5 dated June 14, 2019, Supplement No. 6 dated July 2, 2019, Supplement No. 7 dated August 1, 2019, Supplement No. 8 dated August 15, 2019, Supplement No. 9 dated September 3, 2019 and Supplement No. 10 dated September 4, 2019. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the acquisition of a real estate property, and
•entry into a new loan agreement.

Acquisition of Providence Square

As previously reported, RREEF America L.L.C., our advisor and sponsor (“RREEF America”), entered into a purchase and sale agreement (the “Purchase Agreement”) with 4101 Roswell Road (Marietta), LLC, a Delaware limited liability company (the “Seller”), for the purchase of the property described below. The Seller is not affiliated with us, our advisor or any of its affiliates. On September 16, 2019, pursuant to the Assignment and Assumption of Purchase and Sale Agreement and Joint Escrow Instructions by and between RREEF America and RPT Providence Square, LLC (the “Buyer Entity”), a Delaware limited liability company and our indirect wholly-owned subsidiary, RREEF America assigned its right, title and interest in and to the Purchase Agreement to us via the Buyer Entity.

On September 16, 2019 (the “Closing Date”), pursuant to the terms of the Purchase Agreement, we completed the purchase of Providence Square, a home improvement anchored community center with a grocery component located in Marietta, Georgia (“Providence Square”) for a gross purchase price of $54.85 million, exclusive of closing costs.

Providence Square contains 222,805 square feet comprised of five single- and multi-tenant retail buildings including one single-tenant retail building totaling 5,779 square feet subject to a ground lease. Providence Square is located in Atlanta’s North Cobb County submarket at the southwest corner of Roswell Road and Johnson Ferry Road, with over 1,500 linear feet of frontage off Roswell Road with three separate points of ingress and egress, and one additional point of ingress and egress off Providence Road. As of the purchase date, Providence Square was 100% occupied with 26 tenants with a weighted average remaining lease term of 6.4 years. Providence Square’s anchor tenants are Home Deport, TJ Maxx/HomeGoods, and Sprout’s.

Additional information about Providence Square is available in Supplement No. 10 filed on September 4, 2019.

Financing of Providence Square

In connection with the acquisition, on the Closing Date, the Buyer Entity, as borrower, entered into a secured promissory note, loan agreement and deed to secure debt and security agreement, providing for a $29.7 million, non-recourse loan (the “Loan”) from Nationwide Life Insurance Company (“Nationwide”), which is not affiliated with us or any of our affiliates. The Loan is secured by Providence Square. Also in connection with the Loan, the Buyer Entity executed an environmental indemnity agreement (the “Indemnity”) to and for the benefit of Nationwide, which provides for certain indemnifications if the use of Providence Square is not in material compliance with current environmental laws.

The interest rate for the Loan is fixed at 3.67% with interest-only payments for the entire ten year term. The maturity date of the Loan is October 5, 2029 with no extension options. The Loan permits voluntary prepayment of the full amount of the Loan subject to payment of the applicable prepayment premium, which is equal to (a) the greater of a yield maintenance calculation or 1% of the principal balance for prepayments occurring during the first seven years of the term, (b) 2% of the principal balance for prepayments occurring during the eighth year of the term, or (c) 1% of the principal balance for prepayments occurring during the ninth year of the term. The Loan can be prepaid at par during the tenth year of the term. Additionally, the Loan contains a one-time option to be assumed by a new borrower subject to satisfaction, in Nationwide’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance of the Loan.

The Buyer Entity paid loan financing costs of approximately $285,000, comprised of lender fees, legal costs, taxes, and other customary closing costs.